Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: February 3, 2023

The following is a Form 8-K filed by Fast Acquisition Corp. II on February 3, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2023

FAST Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40214	86-1258014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

109 Old Branchville Road

Ridgefield, CT 06877

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 956-1969

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	FZT.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	FZT	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FZT WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

As previously reported in the Current Report on Form 8-K filed by FAST Acquisition Corp. II, a Delaware corporation (“SPAC”), with the Securities and Exchange Commission (the “SEC”) on July 12, 2022 (the “Original 8-K”), SPAC, Falcon’s Beyond Global, LLC, a Florida limited liability company (the “Company”), Falcon’s Beyond Global, Inc., a Delaware corporation and a wholly owned subsidiary of the Company which was formerly known as Palm Holdco, Inc. (“Pubco”), and Palm Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Merger Sub”), entered into an Agreement and Plan of Merger on July 11, 2022 (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated September 13, 2022 as previously disclosed in the Current Report on Form 8-K filed by SPAC with the SEC on September 16, 2022, the “Original Merger Agreement”). Capitalized terms in this Item 1.01 not otherwise defined have the meanings ascribed to such terms in the Original 8-K.

On January 31, 2023, SPAC, the Company, Pubco and Merger Sub entered into that certain Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”), which amended and restated the Original Merger Agreement in its entirety to, among other things, provide for the following:

●	Changes to Acquisition Merger Consideration: The number of shares of Pubco Class B Common Stock and New Company Units to be issued in exchange for current Company Units (excluding Company Financing Units) in the Acquisition Merger has been reduced from 88,653,263 to 48,587,077.

●	EBITDA and Revenue Earnouts: In addition to the 40 million Seller Earnout Shares earned based on the Pubco Common Share Price provided for in the Original Merger Agreement, the holders of Company Units immediately before the Closing (other than the holders of Company Financing Units in their capacity as holders of Company Financing Units) will now be entitled to receive a pro rata portion of a total of up to 40 million additional Seller Earnout Shares based on Pubco’s achievement of specified EBITDA and revenue targets in 2023 and 2024. Up to 2% of the 80 million Seller Earnout Shares will be allocated to each of FAST Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), and Jefferies LLC if they are earned.

●	Changes to Sponsor Consideration:

○	80% of the founder shares held by the Sponsor are now subject to forfeiture pro rata based on the amount of funds available at the Acquisition Merger Closing that are primarily sourced by SPAC and the Sponsor (including funds in the Trust Account after redemptions) (the “SPAC Capital Received”), measured against a target amount of $222,336,870; provided the Sponsor will retain a minimum of 1,250,000 founder shares. The Sponsor will continue to forfeit the remaining 20% of its founder shares, but will now have the opportunity to earn them back (as well as any shares forfeited based on SPAC Capital Received) based on achievement of the Pubco Common Share Price, Pubco revenue and Pubco EBITDA earnout targets.

○	The Sponsor further agreed to forfeit 50% of its private placement warrants if SPAC Capital Received is less than $50 million and to amend the Warrant Agreement to provide that its private placement warrants are redeemable (subject to the concurrent redemption of other warrants) at a redemption price of $0.01 per warrant if the Reference Value (as defined below) is at least $18 per share (the “Warrant Agreement Amendment”). “Reference Value” means the last reported sales price of the shares of SPAC Class A Common Stock for any twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.

●	Extension: SPAC agreed to take certain actions to extend the date by which it has to complete a business combination to October 18, 2023 (the “Extension”). Infinite Acquisitions LLLP, a majority equity holder of the Company (“Infinite”), agreed to fund up to $2,000,000 of expenses related to the Extension pursuant to a promissory note, described in more detail below.

●	Termination: The Termination Date was extended from April 11, 2023 to September 30, 2023. SPAC’s termination right if the Company fails to deliver its audited financial statements by a specified date was eliminated. Termination rights in favor of SPAC were added in the case where Infinite defaults under the Promissory Note or if the Company enters into certain specified interim financing arrangements (the “Interim Financing Termination”). Mutual termination rights were added in the case where, following a cure period, SPAC is not listed on an approved exchange or is in default of the listing requirements of the exchange it is listed on (the “Delisting Termination”) or if the closing condition related to the listing of Pubco shares on an approved exchange is not satisfied following the satisfaction of all other closing conditions (the “Pubco Listing Termination”).

●	Termination Fee: SPAC will be entitled to a termination fee of $12,500,000 (minus 50% of any amounts funded by Infinite under the Promissory Note) at the time of termination if the A&R Merger Agreement is terminated for any reason specified in the Merger Agreement other than: (i) mutual agreement of the Company and SPAC; (ii) SPAC’s breach of the Merger Agreement in a manner that causes the failure of a condition to Closing under the Merger Agreement (when the Company is not also in breach); (iii) the consummation of either Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law if the final, non-appealable Governmental Order or other Law is generally applicable to all special purpose acquisition companies or primarily caused by any action or inaction of SPAC; (iv) the SPAC Stockholder Approval is not obtained at the Special Meeting; (v) if the SPAC board changes its recommendation to stockholders or fails to recommend the Merger in the proxy statement; (vi) pursuant to the Delisting Termination; or (vii) failure to close by the Termination Date or two days after the Special Meeting (when the Company is not in breach). In addition, no termination fee will be payable at any time the Company could terminate the Merger Agreement pursuant to the Delisting Termination or because of SPAC’s breach of the Merger Agreement in a manner that causes the failure of a condition to Closing under the Merger Agreement. The termination fee will be reduced by 50% and payable at any time within 12 months of termination instead of at the time of termination if the Merger Agreement is terminated pursuant to the Interim Financing Termination or the Pubco Listing Termination, or is terminated at a time when SPAC or the Company could terminate the Merger Agreement pursuant to the Pubco Listing Termination.

●	Alternative Financing: SPAC may enter into one or more agreements with any investor to effect certain Pre-Approved Financing Arrangements without any consent or approval required from the Company.

The A&R Merger Agreement also makes certain technical and other changes to the Original Merger Agreement. The foregoing description of the A&R Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The A&R Merger Agreement contains representations, warranties, and covenants that the parties to the A&R Merger Agreement made to each other as of the date of the A&R Merger Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the A&R Merger Agreement. The A&R Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about FAST Acquisition Corp. II, the Company, Pubco or any other party to the A&R Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the A&R Merger Agreement, which were made only for purposes of the A&R Merger Agreement and as of specific dates, were solely for the benefit of the parties to the A&R Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the A&R Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the A&R Merger Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the A&R Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the A&R Merger Agreement, which subsequent information may or may not be fully reflected in SPAC’s public disclosures.

Amended and Restated Sponsor Support Agreement

As previously reported in the Original 8-K, Sponsor, SPAC, the Company and Pubco entered into a Sponsor Support Agreement on July 11, 2022 (the “Original Sponsor Agreement”) in connection with the parties’ entrance into the Original Merger Agreement. On January 31, 2023, in connection with the A&R Merger Agreement, Sponsor, SPAC, the Company and Pubco amended and restated the Original Sponsor Agreement by entering into an Amended and Restated Sponsor Support Agreement whereby, among other things, the Sponsor agreed (i) to exchange its shares of SPAC Class B Common Stock for shares of SPAC Class A Common Stock in accordance with SPAC’s amended and restated certificate of incorporation such that, prior to the SPAC Merger Effective Time, there shall cease to be outstanding any shares of SPAC Class B Common Stock, (ii) to forfeit a portion of its founder shares and private placement warrants to the extent and as described above and (iii) to support the Warrant Agreement Amendment.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended & Restated Sponsor Support Agreement. A copy of the Amended & Restated Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Company Member Support Agreement

As previously reported in the Original 8-K, SPAC, the Company, Pubco and the holders of Company Units entered into a Company Member Support Agreement on July 11, 2022 (the “Original Company Member Support Agreement”) in connection with the parties’ entrance into the Original Merger Agreement. On January 31, 2023, in connection with the A&R Merger Agreement, SPAC, the Company, Pubco and the holders of Company Units amended and restated the Original Company Member Support Agreement by entering into an Amended and Restated Company Member Support Agreement whereby, among other things, the holders of Company Units agreed to support the A&R Merger Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Company Member Support Agreement. A copy of the A&R Company Member Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Sponsor Lockup Agreement

As previously reported in the Original 8-K, Sponsor, SPAC, the Company and Pubco entered into a Sponsor Lockup Agreement on July 11, 2022 (the “Original Sponsor Lockup Agreement”) in connection with the parties’ entrance into the Original Merger Agreement. On January 31, 2023, in connection with the A&R Merger Agreement, the Sponsor, SPAC, the Company and Pubco amended and restated the Original Sponsor Lockup Agreement by entering into an Amended and Restated Sponsor Lockup Agreement whereby, among other things, the Sponsor agreed to increase the lockup term for up to 1,250,000 of its retained shares to be two years from the Closing.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Sponsor Lockup Agreement. A copy of the A&R Sponsor Lockup Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Promissory Note

SPAC and Infinite entered into a promissory note (the “Promissory Note”) pursuant to which Infinite agreed to advance up to $2,000,000 to SPAC, with any advances under the Promissory Note to be used by SPAC to pay certain expenses of the Extension. The Promissory Note is non-interest bearing and repayable, in cash, or, at Pubco’s option, in shares of Pubco Class A Common Stock at a conversion price of $10.00 per share, at the effective time of the Acquisition Merger and will be forgiven without payment if the A&R Merger Agreement is terminated.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note. A copy of the Promissory Note is filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information relating to the Promissory Note contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 to the extent required herein. SPAC may not prepay any outstanding principal balance under the Promissory Note in whole or in part at any time without the advance written consent of Infinite, which may be withheld by Infinite for any reason or for no reason.

Item 3.02. Unregistered Sales of Equity Securities.

The information relating to the Promissory Note contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The issuance of the Promissory Note was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Important Information About the Mergers and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Mergers”), Pubco intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of SPAC’s common stock in connection with SPAC’s solicitation of proxies for the vote by SPAC’s stockholders with respect to the Mergers and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in connection with the Mergers. SPAC’s stockholders and other interested persons are advised to read carefully and in their entirety, when available, the preliminary proxy statement/prospectus included in the Registration Statement (including any amendments or supplements thereto) and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about the parties to the A&R Merger Agreement, SPAC and the Mergers. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of SPAC as of a record date to be established for voting on the Mergers and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969.

Participants in the Solicitation

SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s stockholders with respect to the Mergers. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s registration statement on Form S-1 (as amended to date), which was initially filed with the SEC on July 26, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

The Company and its managers and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SPAC in connection with the Mergers. A list of the names of such directors and executive officers and information regarding their interests in the Mergers will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. SPAC’s and the Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of SPAC’s and the Company’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against SPAC, the Company or Pubco following the announcement of the A&R Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the Mergers or the other transactions contemplated by the A&R Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the transactions contemplated by the A&R Merger Agreement or that the approval of the requisite equity holders of SPAC is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement, (5) volatility in the price of SPAC’s or Pubco’s securities, (6) the risk that the Mergers or the other transactions contemplated by the A&R Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the Mergers or the other transactions contemplated by the A&R Merger Agreement, (9) risks relating to the uncertainty of the projected financial information with respect to the Company, (10) risks related to the rollout of the Company’s business and the timing of expected business milestones, (11) the effects of competition on the Company’s business, (12) the risk that the Mergers or the other transactions contemplated by the A&R Merger Agreement may not be completed by SPAC’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by SPAC, (13) the amount of redemption requests made by stockholders of SPAC, (14) the ability of SPAC, the Company or Pubco to issue equity or equity-linked securities or obtain debt financing in connection with the Mergers or the other transactions contemplated by the A&R Merger Agreement or in the future, (15) and those factors discussed in SPAC’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents SPAC has filed, or will file, with the SEC.

SPAC cautions that the foregoing list of factors is not exhaustive. Although SPAC believes the expectations reflected in these forward-looking statements are reasonable, nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that SPAC and the Company presently do not know of or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. SPAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SPAC nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Mergers. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On February 3, 2023, SPAC and the Company issued a press release announcing the execution of the A&R Merger Agreement and other matters relating to the Mergers. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation dated February 3, 2023, which will be used by SPAC with respect to the transaction.

The information in this Item 7.01, including Exhibits 99.1 and 99.2 are furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SPAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*	Amended and Restated Agreement and Plan of Merger, dated January 31, 2023, by and among FAST Acquisition Corp. II, a Delaware corporation, Falcon’s Beyond Global, LLC, a Florida limited liability company, Falcon’s Beyond Global, Inc., a Delaware corporation, and Palm Merger Sub, LLC, a Delaware limited liability company.
10.1	Amended and Restated Sponsor Support Agreement, dated January 31, 2023, by and among FAST Sponsor II LLC, a Delaware limited company, FAST Acquisition Corp. II, a Delaware corporation, Falcon’s Beyond Global, LLC, a Florida limited liability company, and Falcon’s Beyond Global, Inc., a Delaware corporation.
10.2*	Amended and Restated Company Member Support Agreement, dated January 31, 2023, by and among FAST Acquisition Corp. II, a Delaware corporation, Falcon’s Beyond Global, Inc., a Delaware corporation, Falcon’s Beyond Global, LLC, a Florida limited liability company, Infinite Acquisitions, LLLP, a Nevada limited liability partnership, Katmandu Ventures, LLC, and CilMar Ventures, LLC Series A, a protected series of CilMar Ventures, LLC, a Delaware series limited liability company.
10.3	Amended and Restated Sponsor Lockup Agreement, dated January 31, 2023, by and among FAST Acquisition Corp. II, a Delaware corporation, Falcon’s Beyond Global, LLC, a Florida limited liability company, Falcon’s Beyond Global, Inc., a Delaware corporation, and Palm Merger Sub, LLC, a Delaware limited liability company.
10.4	Promissory Note, dated January 31, 2023, by and between FAST Acquisition Corp. II, a Delaware corporation, and Infinite Acquisitions LLLP, a Nevada limited liability limited partnership.
99.1	Press release, dated February 3, 2023.
99.2	Investor Presentation, dated February 3, 2023
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). SPAC agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAST ACQUISITION CORP. II

By:	/s/ Garrett Schreiber
	Name:	Garrett Schreiber
	Title:	Chief Financial Officer

Dated: February 3, 2023

Additional Information

In connection with the proposed transaction, Pubco intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Pubco will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Pubco through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Pubco with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on the Company’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond the Company’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the Company or FAST II to predict these events or how they may affect the Company or FAST II. Except as required by law, neither the Company nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and the Company’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, the Company or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Company or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of the Company is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or the Company’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to the Company; (10) risks related to the rollout of the Company’s business and the timing of expected business milestones; (11) the effects of competition on the Company’s business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or the Company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.